August 10, 2015

Securities and Exchange Commission

Attn:

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed September 11, 2014

File No. 333-198677

Dear Ladies and Gentlemen:

At the request of Lockbox Link, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 6, 2015 from Katherine Wray, Attorney-Advisor and Jeff Kauten, Attorney-Advisor to the Commission to Iryna Clark, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on September 11, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Executive Compensation

Table 4.0 Summary Compensation, page 33

1.  We note your response to prior comment 1 and reissue the comment. Please revise the table to disclose compensation for your named executive officer for the period from inception through the end of your fiscal year 2014. In this regard, we note that footnote 2 to the table indicates that your executive compensation disclosure covers the period from inception to present. Refer to Item 402(n) of Regulation S-K. Please also revise to delete the redundant rows in the table, which could be read to suggest that you have two named executive officers.

Response

The Prospectus has been revised to comply with the Staff's comments.

2. We note your response to prior comment 2 and reissue the comment. Your disclosure in the table suggesting that Ms. Clark received $20,500 in consulting fees in 2014 is inconsistent with your disclosure on page F-21 which states that Ms. Clark $26,500 in 2014. Please advise or revise.

Response

The Prospectus has been revised to comply with the Staff's comments.

3. We note your response to prior comment 3 and your statement that Ms. Clark has entered into an employment agreement with the company. Please file the employment agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

The Prospectus has been revised to comply with the Staff’s comments.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (858) 756-5558.

Very truly yours,

/s/ Ryan S. Anderson

Ryan S. Anderson, Esq.